SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549




                                   FORM 11-K

             [ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-2755

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995



                            GTE HOURLY SAVINGS PLAN


                                GTE CORPORATION

                               ONE STAMFORD FORUM

                          STAMFORD, CONNECTICUT  06904


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
GTE Hourly Savings Plan:


     We have audited the accompanying Statements of Net Assets Available for Plan Benefits with Fund Information of the GTE Hourly Savings Plan as of December 31, 1995 and 1994, and the related Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the GTE Hourly Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the Statements of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






                                              ARTHUR ANDERSEN LLP
Stamford, Connecticut
June 17, 1996





                                               GTE HOURLY SAVINGS PLAN
                      STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                  DECEMBER 31, 1995
                                                (thousands of dollars)



                                                 Investments
                                               in Master Trust        Receivables        Total

FIDELITY FUNDS:

Equity - Income Fund                               $ 31,875           $   131         $ 32,006
Overseas Fund                                        14,626                86           14,712
U.S. Equity Index Collective Trust Fund              37,357                64           37,421
Retirement Government Money Market Portfolio         37,246               386           37,632
Magellan Fund                                        81,713               391           82,104
Conservative Strategy Portfolio                     105,449               114          105,563
Conservative Growth Strategy Portfolio               31,200               112           31,312
Moderate Growth Strategy Portfolio                   38,309               177           38,486
Long-Term Growth Strategy Portfolio                  30,828               151           30,979

OTHER FUNDS:

GTE Stock Portfolio                                 479,457            21,540          500,997
Loan Fund                                            56,859               -             56,859

    Total                                          $944,919           $23,152         $968,071




                 The accompanying notes are an integral part of this financial statement.





                                               GTE HOURLY SAVINGS PLAN
                      STATEMENT of Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                                   DECEMBER 31, 1994
                                                (thousands of dollars)


                                                  Investments
                                                in Master Trust      Receivables        Total

FIDELITY FUNDS:

Equity - Income Fund                               $ 21,585           $   124         $ 21,709
Overseas Fund                                        15,607               114           15,721
U.S. Equity Index Collective Trust Fund              27,341                50           27,391
Retirement Government Money Market Portfolio         24,943               446           25,389
Magellan Fund                                        49,209               331           49,540
Conservative Strategy Portfolio                     111,685               124          111,809
Conservative Growth Strategy Portfolio               25,342               118           25,460
Moderate Growth Strategy Portfolio                   26,981               166           27,147
Long-Term Growth Strategy Portfolio                  22,156               141           22,297

OTHER FUNDS:

GTE Stock Portfolio                                 320,831            20,788          341,619
Loan Fund                                            54,384               -             54,384

    Total                                          $700,064           $22,402         $722,466




                 The accompanying notes are an integral part of this financial statement.

                                                                                                      Page 1 of 2
                                                   GTE HOURLY SAVINGS PLAN
               STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                             For the Year Ended DECEMBER 31, 1995
                                                    (thousands of dollars)
                                                                       Fidelity Funds

                                                               U.S. Equity   Retirement
                                          Equity-                 Index      Government             Conservative
                                          Income    Overseas    Collective  Money Market  Magellan    Strategy
                                           Fund       Fund      Trust Fund    Portfolio     Fund      Portfolio

Interest and Dividends                     $ 1,779    $  336     $   -       $ 1,743      $ 4,657      $   -

Net Investment Gain (Note 2)                 5,318       886       9,976         -         14,039        8,709

Contributions (Note 3):
  Employee                                   3,376     2,613       1,525      11,311        9,592        3,389
  Employer                                     -         -           -           -            -            -

Net Transfers From (To) Other Plans           (120)      (45)        324        (126)        (111)         675

Net Transfers Between Funds                  1,605    (4,199)      1,201         121        7,353       (3,958)

Participant Loans:
  Repayments                                   815       625         402       5,366        2,397          888
  Withdrawals                                 (753)     (438)       (816)     (2,558)      (2,033)      (2,378)

Withdrawals and Terminations                (1,723)     (787)     (2,582)     (3,614)      (3,330)     (13,571)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS DURING THE YEAR         10,297    (1,009)     10,030      12,243       32,564       (6,246)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                      21,709    15,721      27,391      25,389       49,540      111,809

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                           $32,006   $14,712     $37,421     $37,632      $82,104     $105,563

                         The accompanying notes are an integral part of this financial statement.
                                                                                                        Page 2 of 2
                                                 GTE HOURLY SAVINGS PLAN
                   STATEMENT of Changes in Net Assets Available for Plan Benefits, WITH FUND INFORMATION
                                           For the Year Ended DECEMBER 31, 1995
                                                  (thousands of dollars)
                                                     Fidelity Funds                   Other Funds

                                             Conservative    Moderate   Long-Term
                                                Growth        Growth      Growth        GTE
                                               Strategy      Strategy    Strategy      Stock       Loan
                                              Portfolio     Portfolio    Portfolio   Portfolio     Fund      Total

Interest and Dividends                        $   -         $   -       $   -        $ 20,211    $  3,546   $ 32,272

Net Investment Gain (Note 2)                    4,056         6,510       5,385       145,630         -      200,509

Contributions (Note 3):
  Employee                                      3,171         4,652       3,917        12,651         -       56,197
  Employer                                        -             -           -          21,475         -       21,475

Net Transfers From (To) Other Plans               (20)          (31)         12            56         147        761

Net Transfers Between Funds                       546         1,806         330        (4,805)        -          -

Participant Loans:
  Repayments                                      764         1,074         951        13,125     (26,407)       -
  Withdrawals                                    (818)       (1,018)       (820)      (16,948)     28,580        -

Withdrawals and Terminations                   (1,847)       (1,654)     (1,093)      (32,017)     (3,391)   (65,609)

INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR PLAN BENEFITS DURING THE YEAR             5,852        11,339       8,682       159,378       2,475    245,605

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT BEGINNING OF YEAR                         25,460        27,147      22,297       341,619      54,384    722,466

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AT END OF YEAR                              $31,312       $38,486     $30,979      $500,997     $56,859   $968,071

                                   The accompanying notes are an integral part of this financial statement.



                                  GTE CORPORATION
                              GTE HOURLY SAVINGS PLAN

                            NOTES TO FINANCIAL STATEMENTS



(1) Description of the Plan:

Eligibility

      The GTE Corporation ("GTE") GTE Hourly Savings Plan (the "Plan") is a defined contribution plan under the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides eligible employees of GTE and its subsidiaries ("Participating Affiliates") with a convenient way to save for both medium and long-term needs.

      The Plan is generally available to any eligible employee as defined by the plan document, of GTE or a Participating Affiliate, who either is in a unit covered by a collective bargaining agreement that provides for participation in the Plan, or is a nonunion hourly-paid employee that GTE or a Participating Affiliate has agreed, by resolution of its board of directors, to co-sponsor under the Plan. To the extent expressly provided in any written separation policy of GTE or a Participating Affiliate, eligible employee also includes any former employee of GTE or a Participating Affiliate who is receiving salary continuation payments pursuant to the separation policy.

      An individual's active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Vesting and Investment Choices

      Matching contributions vest immediately upon death, disability, retirement, attainment of age 65 or five years of service with GTE or a Participating Affiliate. For participants with less than five years of service, matching contributions vest 50% immediately and 50% 24 months after the end of the Plan year for which the contributions were made. Forfeitures of a participant's account due to termination prior to 100% vesting are used to reduce GTE's future contributions.

      Each participant directs their contributions to be invested in one of the current investment options: five Fidelity funds, four Fidelity strategy portfolios, the GTE stock portfolio or in any combination of these funds and portfolios. Participants are permitted to make changes to their investment choices on a daily basis. A description of the investment choices follows:

            a. Fidelity Equity-Income Fund - invests primarily in corporate common and preferred stock, with up to 20% of the fund invested in bonds and convertible securities.

            b. Fidelity Overseas Fund - invests primarily in securities of issuers whose principal activities are outside the United States and also invests in public and private bonds (both foreign and domestic), bank deposits and money market instruments denominated in U.S. dollars or foreign currencies.
                              GTE CORPORATION
                          GTE HOURLY SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS - (Continued)



            c. Fidelity U.S. Equity Index Collective Trust Fund - invests in commingled funds seeking to provide results that correspond to the total return performance of common stocks publicly traded in the United States as represented by the Standard & Poor's 500 Composite Stock Price Index.

            d. Fidelity Retirement Government Money Market Portfolio - invests in high-quality money market instruments and obligations issued or guaranteed by the United States government or its agencies or instrumentalities.

            e. Fidelity Magellan Fund - invests primarily in stocks and securities convertible into common stock of United States and foreign companies and in high yield securities, options and futures contracts related to securities in the portfolio.

            f. Conservative Strategy Portfolio - invests 100% of its assets in an underlying portfolio of fixed-income securities, including investment contracts and bonds.

            g. Conservative Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of fixed-income securities, including investment contracts and bonds, with the remaining 25% invested in a portfolio of United States equities.

            h. Moderate Growth Strategy Portfolio - invests approximately 50% of its assets in a portfolio of United States equities. The remaining 50% is invested in a portfolio of fixed-income securities, including investment contracts and bonds.

            i. Long-Term Growth Strategy Portfolio - invests approximately 75% of its assets in a portfolio of equity securities consisting of a combination of United States equities (50%) and international (25%). The remaining 25% is invested in a portfolio of fixed-equities income securities, including investment contracts and bonds.

            j. GTE Stock Portfolio - invests principally in GTE common stock, but may also invest a portion in short-term money market instruments.

      The Savings Plan Committee may, at its sole discretion, eliminate, and/or change the underlying composition of any of the investment options, and may add other funds as a current investment option.

Participant Loans

      A loan feature is available which permits participants to borrow up to 50% of their vested balance, subject to certain limitations. The primary assets of the Loan Fund are promissory notes executed by participants who have taken loans.
                              GTE CORPORATION
                          GTE HOURLY SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS - (Continued)



      Interest rates on loans are equal to the prime interest rate at the first business day of each calendar quarter. Participant loans are withdrawn proportionately from the participants' investment accounts. When loans are repaid, the principal and interest amounts are reinvested according to the participants' current investment decision. Short-term loans are from six months to five years while long-term loans for the purchase of a primary residence are from sixty-six months to twenty years.

Master Trust

      The Plan participates in the GTE Master Savings Trust (the "Master Trust") and, along with other plans, owns a percentage of the assets in the Master Trust. These percentages are based on a pro rata share of the Master Trust assets. At December 31, 1995 and 1994, the Plan owned 18% and 17%, respectively, of the assets in the various investment funds and portfolios that comprise the Master Trust. Interest and dividends along with net investment gains or losses are allocated to the Plan on a daily basis based upon the Plan's participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios (see Note 5).

Trustee

      Fidelity Management Trust Company (the "Trustee") has been designated as the Trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan. Expenses of administering the Plan and related funds and portfolios, including fees and expenses of the Trustee, are charged to the participants' accounts. GTE Service Corporation, a subsidiary of GTE, is the plan administrator.

Plan Modification

      GTE reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change shall permit any of the funds to be used for any purpose other than the exclusive benefit of the participants. In the event of termination or discontinuance of the Plan by GTE, participants' interest in their accounts will become fully vested.

(2)   Accounting Policies:

      The accompanying financial statements have been prepared in accordance with generally accepted accounting principles which require that estimates and assumptions be made that affect reported amounts. Actual results could differ from those estimates.

      Investments are stated at market value determined from publicly stated price information, if available; otherwise, the estimated fair value is used. Guaranteed investment contracts are stated at cost plus accrued
                              GTE CORPORATION
                          GTE HOURLY SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS - (Continued)


interest. Net investment gains and losses include both unrealized gains and losses on investments held by the Plan at year end and realized gains and losses on sales of Plan investments during the year. Net unrealized and net realized gains and losses are based on the value of the investments at the beginning of the Plan year or at the time of purchase if acquired during the Plan year. For 1995 the GTE Stock Fund, had a realized gain of $10.1 million and an unrealized gain of $135.5 million.

(3)   Contributions:

      The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer contributions in shares of GTE common stock ranging from 50% to 75%, depending on the collective bargaining agreement, of the initial 6% of the employees' contributions not withdrawn during the Plan year. The employee's matching contribution is credited following the close of each calendar year to the accounts of employees who have not terminated their active participation. Participant contributions may be before tax ("Elective Contributions") or from currently taxed compensation ("After Tax Contributions"). Each participant's Elective Contribution to the Plan for the 1995 Plan year was limited to $9,240. The total amount of Elective Contributions, After-Tax Contributions and matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (i) $30,000 or (ii) 25% of the participant's total compensation; and the compensation on which such contributions were based was limited to $150,000.

      GTE matching contributions for the 1995 Plan year consisted of 438,798 shares of GTE common stock. In general, participants cannot redirect these shares into other investment choices. Employer contributions receivable in the GTE Stock Portfolio were $21.1 million and $20.3 million at December 31, 1995 and 1994, respectively.

(4)   Tax Status:

      The Plan is a qualified profit sharing plan under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986, as amended, ("the Code") and consequently is exempt from income tax. Management amended the Plan in 1995 to comply with the final rulings under the Tax Reform Act of 1986, as amended, and has filed for a determination letter in accordance with guidelines as issued by the Internal Revenue Service. Management anticipates that a letter to the effect that the Plan qualifies under Sections 401(a), 401(k) and 501 of the Code will be received in due course.

(5)   GTE Master Savings Trust:

      The plans participating in the Master Trust include the GTE Savings Plan; GTE Hourly Savings Plan; GTE Corporation Savings, Investment and Tax-Deferral Plan for Hourly Employees; AGCS Savings Plan (limited participation) and AGCS Hourly Savings Plan (limited participation).

      In the Master Trust, funds are invested in contracts with insurance companies which represented 68% of the conservative strategy pool consisting of 57 investment contracts held with 20 insurance companies. These insurance companies, excluding Mutual Benefit Life Insurance Company (Mutual Benefit)
                              GTE CORPORATION
                          GTE HOURLY SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS - (Continued)


and Confederation Life Insurance and Annuity Company (Confederation) discussed below were rated A- or better by Standard & Poor's as of December 31, 1995 and 1994. The contracts are included in the financial statements at contract value, which approximates fair value, as reported by the insurance companies.

      Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting interest rate. Limitations on guarantees for normal investment contracts are dependent on the credit worthiness of the insurance company. Synthetic investment contracts ("Synthetics") are determined by an internal rate of return calculation that equates market value and book value at the expected average life of the securities. The Synthetics interest rate is reset quarterly but has no minimum crediting rate. Limitations on Synthetics are dependent on the credit quality of the underlying securities.

      The investment contracts had average yields of 6.9% at December 31, 1995. The crediting interest rate for the investment contracts, excluding Mutual Benefit and Confederation, had a range from 5.28% to 8.90% at December 31, 1995. The investment contracts, excluding Mutual Benefit and Confederation, bear interest rates ranging from 5.28% to 8.75% and have scheduled maturities from January 1, 1996 to May 25, 2001.

      At December 31, 1995, the income pool had an investment contract with Mutual Benefit which represented approximately 4% of the conservative strategy pool's investments and approximately 1% of the Master Trust investments. At December 31, 1995, this investment is carried at contract value of $36.5 million in the Master Trust. On July 15, 1991, the Board of Directors of Mutual Benefit asked the New Jersey Department of Insurance to place Mutual Benefit into rehabilitation. On January 15, 1993, Mutual Benefit filed its First Amended Plan of Rehabilitation which was approved by the Superior Court of New Jersey effective May 2, 1994. GTE participated in the plan and received a new contract which preserves principal and extends maturities, with minimum interest and premium payments over the rehabilitation period. During 1995, the contract was credited with interest at 3.55%. In each subsequent year, the contract balance will earn an annual rate of interest that can be adjusted each year, or more often under certain circumstances, and will be determined by a formula based on the investment performance of the assets which support the GTE contract. There is currently a reserve of $900,000 pending final resolution of the rehabilitation.

      At December 31, 1995, the income pool had three investment contracts with Confederation, which represented approximately 2% of the conservative strategy pool's investments and is less than 1% of the Master Trust investments. On August 11, 1994, Confederation was seized by Canada's Office of the Superintendent of Financial Institutions. At
December 31, 1995, the workout of the appropriation of assets had not been completed. The investments are carried at contract value of $14.9 million in the Master Trust.

                              GTE CORPORATION
                          GTE HOURLY SAVINGS PLAN

                NOTES TO FINANCIAL STATEMENTS - (Continued)


      The following schedules reflect the Master Trust net investments by fund as of December 31, 1995 and 1994 and investment income for the year ended December 31, 1995.

                                                        December 31,
Investments in Master Trust:                       1995             1994
                                                   (thousands of dollars)
Fidelity funds:
Equity - Income Fund                           $  212,302       $  152,380
Overseas Fund                                     104,147          117,757
U.S. Equity Index Collective Trust Fund           164,358          112,306
Retirement Government Money Market Portfolio      107,307           78,287
Magellan Fund                                     464,931          307,397
Broad Market Duration Collective Trust              1,034              779
Conservative Strategy Portfolio                   494,246          515,488
Conservative Growth Strategy Portfolio            250,779          221,646
Moderate Growth Strategy Portfolio                335,534          257,401
Long-Term Growth Strategy Portfolio               265,100          204,259

Other funds:
GTE Stock Portfolio                             1,655,820        1,196,697
ESOP Shares Fund Allocated                        240,375          138,199
ESOP Shares Fund Unallocated                      781,322          586,450
Loan Fund                                         169,028          176,034
Income Portfolio                                    8,605            8,351

    Total                                      $5,254,888       $4,073,431


                                              Year Ended December 31, 1995
                                              Dividends      Net Investment
                                              & Interest           Gain
Investment Income in Master Trust:                (thousands of dollars)

Fidelity funds:
Equity - Income Fund                             $12,068         $ 36,722
Overseas Fund                                      2,398            6,300
U.S. Equity Index Collective Trust Fund              -             42,519
Retirement Government Money Market Portfolio       5,262              -
Magellan Fund                                     26,621           86,549
Broad Market Duration Collective Trust               -                145
Conservative Strategy Portfolio                      -             40,747
Conservative Growth Strategy Portfolio               -             34,052
Moderate Growth Strategy Portfolio                   -             59,439
Long-Term Growth Strategy Portfolio                  -             48,061

Other funds:
GTE Stock Portfolio                               72,189          513,120
ESOP Shares Fund Allocated                        10,304           70,602
ESOP Shares Fund Unallocated                      34,932          244,258
Loan Fund                                         10,885              -
Income Portfolio                                     -                593

    Total                                       $174,659       $1,183,107

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                     GTE HOURLY SAVINGS PLAN
                                         (Name of Plan)



Date     June 26, 1996                  By       Lawrence R. Whitman
                                                (Lawrence R. Whitman)
                                           Vice President and Controller








                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into GTE
Corporation's previously filed Registration Statements on Form S-8 (File Nos. 33-65025 and 33-46612).






                                       ARTHUR ANDERSEN LLP


Stamford, Connecticut
June 26, 1996